July 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

         Celeste Murphy

Re:	Akers Biosciences, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 13, 2020
File No. 001-36268

Ladies and Gentlemen:

This letter is submitted on behalf of Akers Biosciences, Inc. (the “Company”) to respond to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated July 22, 2020 with respect to the Company’s preliminary proxy statement filed with the Commission on July 13, 2020 (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934. In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Proxy Statement (“Amendment No. 1”), responding to the Staff’s comments in the Comment Letter and updating the Proxy Statement. For convenience of reference, we have set forth the Staff’s comment below, followed by the Company’s response.

Capitalized terms used in this letter without definition have the same meanings given to them Amendment No. 1 unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A filed June 13, 2020

Proposal 1, page 7

1.	We note your response, in particular in paragraph three where you explain that “[t]he purpose of the Acquisition was for the Company to obtain certain license rights of Cystron under the License Agreement with Premas. Based on discussions among transaction parties, the Company determined that, in lieu of Cystron assigning its rights under the License Agreement to the Company, it would be more efficient for the Company to acquire Cystron since Cystron had no assets other than its rights under the License Agreement. More specifically, Cystron was formed on March 10, 2020 for the sole purpose of entering into the License Agreement on such date. Subsequently, Cystron had no paid employees, financial results or business operations other than activities related to the Acquisition with the Company. As such, Cystron merely served as a holding company for rights under the License Agreement, and the Company’s acquisition of Cystron was merely a legal construct to facilitate the acquisition of the license rights by the Company.” We note in Proposal 1, in the section entitled “License Agreement” that Cystron holds a license with “Premas,” which you do not identify by its full name anywhere in Proposals 1 or 2. In the shareholder table, you identify Premas Biotech LTV, Inc. It is unclear from the Premas website if Premas Biotech LTV, Inc. is the full name of that company, or if it is another related company. We note from the Premas Biotech website that “through a partnership with Akers Biosciences, Premas is leveraging DCrypt to develop a multicomponent recombinant protein vaccine against COVID-19.” Revise the disclosure in the background section of Proposal 1 to provide the above information from your response, including clarifying that Cystron was created specifically to hold the Premas license for your purchase, to clarify to the nature of the transaction you state you have completed.

Response:

The Company hereby identifies the full name of “Premas Biotech PVT Ltd.” and respectfully advises the Staff that the Company has made the requested clarifying revision under the “Background” section on page 7 of Amendment No. 1.

The Company hereby confirms that the Company in-licensed a novel coronavirus vaccine candidate under development by Premas using Premas’ genetically engineered S. cerevisiae platform, D-Crypt, and is now working with Premas to develop this vaccine candidate and respectfully advises the Staff that the Company has added the request disclosure under the “Background” section on page 7 of Amendment No. 1.

The Company hereby acknowledges the Staff’s comment to clarify the nature of the transactions and respectfully advises the Staff that the Company has added the request disclosure under the “Background” section on page 7 of Amendment No. 1.

***

If you have any questions concerning the enclosed matters, please contact the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Christopher C. Schreiber, Executive Chairman of the Board, Akers Biosciences, Inc.
Jayun Koo, Esq., Haynes and Boone LLP